SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        WIRELESS AGE COMMUNICATIONS INC
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)

                                  976527 10 1
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                                 (CUSIP Number)

                                  Robert Sim
                               1150 Rose Street
                             Regina, Saskatechwan
                                Canada S4R 1Z6
                                (306) 539-1666

                                With a Copy to:

                             Wuersch & Gering LLP
                        Attention: Travis Gering, Esq.
                         11 Hanover Square, 19th Floor
                           New York, New York 10005
                                 (212) 509-5050
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   09/30/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 976527 10 1
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sim, Robert
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC ,PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Canada
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        29,450 shares of Common Stock

    (8) Shared voting power:
        1,861,200 shares of Common Stock (1)

    (9) Sole dispositive power:
        29,450 shares of Common Stock

    (10) Shared dispositive power:
         1,861,200 shares of Common Stock (1)

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(11) Aggregate amount beneficially owned by each reporting person.

     1,890,650 shares of Common Stock (2)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     7.8% (2)
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(14) Type of reporting person (see instructions).

     IN
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(1)     Includes the following shares which may be deemed to be beneficially owned by Robert Sim: (a) 861,200 shares of Common Stock which are owned by Rosemarie Sim, the spouse of the Robert Sim; and (b) 1,000,000 shares of Common Stock owned by 101016305 Saskatchewan Ltd., a corporation controlled by Robert Sim.

(2) Sum amount is the aggregate of all shares held collectively by Robert Sim, Rosemarie Sim and 101016305 Saskatchewan Ltd.

(2) Such percentage is the aggregate of all shares directly owned by Robert Sim and beneficially owned by Robert Sim through Rosemarie Sim and 101016305 Saskatchewan Ltd. with respect to the number of shares of Common Stock reported outstanding as of the Issuer's most recent quarterly report on Form 10-QSB dated September 30, 2004.

Page 2 of 6 Pages

CUSIP No. 976527 10 1
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sim, Rosemarie
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Canada
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        861,200 Shares of Common Stock

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        861,200 Shares of Common Stock

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     1,890,650 Shares of Common Stock (1)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     7.8%
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(14) Type of reporting person (see instructions).

     IN
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(1)     Sum amount is the aggregate of all shares held collectively by Robert
        Sim, Rosemarie Sim and 101016305 Saskatchewan Ltd.

Page 3 of 6 Pages

CUSIP No. 976527 10 1
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    101016305 Saskatchewan Ltd.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

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(4) Source of funds (see instructions).


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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Canada
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        1,000,000 (1)

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         1,000,000 (1)

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(11) Aggregate amount beneficially owned by each reporting person.

     1,000,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     4.2%
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(14) Type of reporting person (see instructions).

     CO
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(1)     101016305 Saskatchewan Ltd. is a corporation controlled by Robert Sim and as to which Mr. Sim holds the authority to vote such shares and power of disposition over such shares.

Page 4 of 6 Pages

Item 1. Security and Issuer.

           The title and class of equity securities to which this statement on
           Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Wireless Age Communications, Inc. (the "Issuer"). The address of the principal executive offices of the Company is Wireless Age Communications, Inc. 13980 Jane Street King City, Ontario, Canada L7B 1A3.

Item 2. Identity and Background.

          (a) This Schedule 13D/A is being filed by each Reporting Person as a group with respect to shares of Common Stock directly owned by Robert Sim, his spouse Rosemarie Sim and 101016305 Saskatchewan Ltd., a corporation controlled by Robert Sim.

          (b) The address for each of the Reporting Persons is 1150 Rose Street, Regina, Saskatchewan, Canada. S4R 1Z6.

          (c) Mr. Sim is a director of the Issuer. Ms. Sim is a homemaker. 101016305 Saskatchewan Ltd. is a special purpose corporation controlled by Mr. Sim which is used for investments by Mr. Sim.

          (d) None.

          (e) None.

          (f) Canada

Item 3. Source and Amount of Funds or Other Consideration.

           Personal Funds.  Working Capital.

Item 4. Purpose of Transaction.

           Estate planning transactions.  Sale of corporate assets.

Item 5. Interest in Securities of the Issuer.

          (a) This Schedule 13D/A is being filed by each Reporting Person as a Group with respect to shares of Common Stock directly owned by Robert Sim, his spouse Rosemarie Sim and 101016305 Saskatchewan Ltd., a corporation controlled by Robert Sim. The securities reported hereon include 29,450 shares of Common Stock which are directly owned by Robert Sim, together with (a) 861,200 shares of Common Stock which are owned by Rosemarie Sim, the spouse of Robert Sim and (b) 1,000,000 shares of Common Stock owned by 101016305 Saskatchewan Ltd., a corporation controlled by Robert Sim. No persons or entities have any beneficial ownership of the securities reported hereby except as set forth herein with respect to each of the Reporting Persons.

          (b) Includes: (a) Includes 29,450 shares of Common Stock which are directly owned by Robert Sim as to which Robert Sim has sole power to direct the vote and sole power to dispose of such shares; (b) 861,200 shares of Common Stock which are owned by Rosemarie Sim, the spouse of the Robert Sim, as to which Rosemarie Sim has sole power to direct the vote and sole power to dispose of such shares; and (c) 1,000,000 shares of Common Stock owned by 101016305 Saskatchewan Ltd., a corporation controlled by Robert Sim and acting as an officer of such corporation Mr. Sim may cause the corporation to vote such shares and control the disposition of such shares. No other persons or entities may vote or dispose of any of the shares of Common Stock except as disclosed herein.

          (c) On August 7, 2003, Robert Sim transferred 800,000 shares of
              Common Stock owned by him to his spouse, Rosemarie Sim. Such securities were transferred at nominal consideration of $.001 per share for estate planning purposes. Notwithstanding such transfer, such shares are deemed to be beneficially owned by Robert Sim for purposes of reporting on this Schedule 13D/A. On September 30, 2004, the Company acquired 30,000 shares of Wireless Age Communications Ltd. held by Rosemary Sim, Robert Sim's spouse, in exchange for the issuance on January 10, 2005 of 61,200 restricted shares of the Company's Common Stock to Rosemary Sim.

              On August 7, 2003, Robert Sim sold 560,000 shares of Common Stock in a private transaction to third parties. Robert Sim did not retain any aspect of the rights to vote or further control disposition of such shares or in any other manner retain beneficial ownership of such shares.

              On September 30, 2003, 101016305 Saskatchewan Ltd., a corporation controlled by Robert Sim, acquired 1,000,000 shares of Common Stock pursuant to the sale by Robert Sim of Wireless Source Distribution Ltd. to the Issuer in a stock-for-stock transaction. All of such shares are deemed to be beneficially owned by Robert Sim for purposes of reporting on this Schedule 13D/A.

              The Company entered into a Placement Agreement as of June 30, 2004 with Robert Sim, Rosemary Sim and 101016305 Saskatchewan Ltd. (collectively, the "Sellers"), providing for the Company's private secondary restricted stock placement of an aggregate of 2,499,450 shares of Company Common Stock, par value $.001 per share (the Shares"). The basic terms of the Placement Agreement provided for a firm commitment first placement of 500,000 Sellers' Shares in a restricted stock placement (the "First Placement"), which closed July 9, 2004. The Placement Agreement provided for the exercise of Company best efforts to cause a second restricted stock placement of 1,999,450 Sellers' Shares, on or before the close of business on September 30, 2004 (the "Second Placement"). In addition, the Company negotiated the option for the secondary private restricted stock placement of up to 1 million additional Shares owned by 101016305 Saskatchewan Ltd. The Second Placement did not close and the option was not exercised. In connection with the Placement Agreement, the Company's obligations with respect to (i) the Note Purchase and Security Agreement between the Company and Stacey Minichiello, dated as of December 31, 2003; (ii) a Note issued thereunder in the principal amount of $1,930,000.00 (the "First Note"), and (iii) a second Note in the principal amount of $400,000.00, dated as of January 21, 2004 (together with the First Note, each as amended June 30, 2004, collectively the "Notes")
              were extended to September 30, 2004.   Robert Sim an affiliate of
              the Company and a former director of the Company. Mr. Sim resigned as a director of the Company on January 18, 2004.

              On September 30, 2004 the Company entered into an agreement to further amend the Notes, and to amend the Placement Agreement entered into with Robert Sim, Rosemary Sim and 101016305 Saskatchewan Ltd., dated as of June 30, 2004 (together with the Notes, as amended, referred to as the "September Amendments"). Pursuant to the terms of the September Amendments, the maturity date for repayment of the Notes was extended to December 31, 2004. Under the terms of the September Amendments the Company agreed to issue certain promissory notes. The Company issued a $50,000 non-interest bearing note to Robert Sim repayable in six monthly installments of $16,667 on the first of the month beginning November 1, 2004 and ending on April 1, 2005. This note was issued in exchange for 18,750 common shares of Wireless Age Communications Ltd., the Company's majority owned subsidiary, which represents an ownership position of approximately 1.3%. In addition, the Company issued another $50,000 note on the exact same terms and conditions to Diane Sim, the former spouse of Robert Sim. The Company also issued a CAD$119,165 non-interest bearing note to Robert Sim repayable in six monthly installments of CAD$19,860.83 beginning on November 1, 2004 and ending on April 1, 2005. This note was in repayment of amounts owed to Robert Sim in respect of shareholder loans he provided the Company while he was a director that had no specific repayment terms. In connection with the transaction, the Company also acquired 30,000 shares of Wireless Age Communications Ltd. held by Rosemary Sim, Robert Sim's spouse, in exchange for the issuance on January 10, 2005 of 61,200 restricted shares of the Company's Common Stock to Rosemary Sim.


          (d) None.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           See Item 5(c).

Item 7. Material to be Filed as Exhibits.

           (a) Placement Agreement, dated as of June 30, 2004 by and among WIRELESS AGE COMMUNICATIONS, INC. and ROBERT SIM, ROSEMARY SIM and 101016305 SASKATCHEWAN LTD., incorporated by reference to exhibit
           10.11 of the WIRELESS AGE COMMUNICATIONS, INC. Form 10-QSB filed with the Commission on August 11, 2004.

           (b) Placement Agreement No. 2, dated as of September 30, 2004 by and among WIRELESS AGE COMMUNICATIONS, INC. and ROBERT SIM, ROSEMARY SIM, and 101016305 SASKATCHEWAN LTD., incorporated by reference to exhibit 10.15 of the WIRELESS AGE COMMUNICATIONS, INC. Form 10-QSB filed with the Commission on November 15, 2004.


Page 5 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 01/10/2005                      /s/ Robert Sim
                                      Name:  Robert Sim

Date: 01/10/2005                      /s/ Rosemarie Sim
                                      Name:  Rosemarie Sim

                                      101016305 Saskatchewan Ltd.

Date: 01/10/2005                      /s/ Robert Sim
                                      Name:  Robert Sim
                                      Title: President


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 6 of 6 Pages